Exhibit 99.1

Li Auto Inc. to Hold Annual General Meeting on May 30, 2025

BEIJING, China, April 22, 2025—Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that it will hold an annual general meeting of the Company’s shareholders (the “AGM”) at 10:00 a.m. Beijing time on May 30, 2025 at 9/F, Office Tower C1, Oriental Plaza, 1 East Chang An Avenue, Beijing, China for the purposes of considering and, if thought fit, passing with or without amendments each of the proposed resolutions as set forth in the notice of the AGM (the “AGM Notice”). The AGM Notice, a circular in relation to the AGM, and the form of proxy for the AGM are available on the Company’s website at https://ir.lixiang.com. The board of directors of the Company fully supports the proposed resolutions and recommends that shareholders and holders of American depositary shares (“ADSs”) vote in favor of the proposed resolutions.

Holders of record of ordinary shares of the Company at the close of business on April 25, 2025, Hong Kong time, are entitled to notice of, to attend and vote at, the AGM or any adjournment or postponement thereof. Holders of record of ADSs as of the close of business on April 25, 2025, New York time, who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2024, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s annual report on Form 20-F can be accessed on the Company’s website at https://ir.lixiang.com and on the SEC’s website at https://www.sec.gov.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家,创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer in successfully commercializing extended-range electric vehicles in China. While firmly advancing along this technological route, it builds platforms for battery electric vehicles in parallel. The Company leverages technology to create value for users. It concentrates its in-house development efforts on proprietary range extension systems, innovative electric vehicle technologies, and smart vehicle solutions. The Company started volume production in November 2019. Its current model lineup includes Li MEGA, a high-tech flagship family MPV, Li L9, a six-seat flagship family SUV, Li L8, a six-seat premium family SUV, Li L7, a five-seat flagship family SUV, and Li L6, a five-seat premium family SUV. The Company will continue to expand its product lineup to target a broader user base.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles and high-power charging battery electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: https://ir.lixiang.com.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Christensen Advisory
Roger Hu
Tel: +86-10-5900-1548
Email: Li@christensencomms.com